EXHIBIT A

                                                    THE GABELLI VALUE FUND INC.

                                                       ARTICLES SUPPLEMENTARY


                  THE GABELLI VALUE FUND INC., a Maryland corporation having its principal office in the City of Baltimore, certifies that:

                  FIRST: The total number of shares of capital stock that the Corporation has authority to issue has been increased to 300,000,000 shares of Common Stock, par value $.001 per share, by the Corporation's Board of Directors in accordance with Section 2-105(c) of the Maryland General Corporation Law.

                  SECOND: Immediately before the increase the Corporation was authorized to issue 150,000,000 shares of Common Stock, par value $.001 per share, having an aggregate par value of $150,000. As increased, the Corporation is authorized to issue a total of 300,000,000 shares of Common Stock, par value $.001 per share, having an aggregate par value of $300,000.

     THIRD: The Corporation is registered as an open-end investment company under the Investment Company Act of 1940, as amended.

                  IN WITNESS WHEREOF, The Gabelli Value Fund Inc. has caused these Articles Supplementary to be executed by its President and its corporate seal to be affixed and attested by its Secretary on this 27th day of September, 1989. The President of the Corporation who signed these Articles Supplementary acknowledges them to be the act of the Corporation and states under the penalties for perjury that to the best of his knowledge, information and belief the matters and facts relating to approval hereof are true in all material respects.

                                                    THE GABELLI VALUE FUND INC.



                                                              By:      ILLEGIBLE
                                                                       President
[CORPORATE SEAL]

Attest:  ILLEGIBLE
         Secretary